Exhibit (d)(2)

Schedule A

As of June 9, 2025

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Bitwise Web3 ETF	0.85%	9/21/2022	9/30/2022	9/30/2022	9/30/2025
Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF	0.85%	1/18/2023	2/1/2023	2/6/2023	9/30/2025
Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF	0.85%	9/6/2023	9/26/2023	10/3/2023	10/3/2025
Bitwise Trendwise BTC/ETH and Treasuries Rotation Strategy ETF	0.85%	9/6/2023	9/26/2023	10/3/2023	10/3/2025
Bitwise Bitcoin Standard Corporations ETF	0.85%	2/26/2025	3/7/2025	3/11/2025	3/11/2027
Bitwise COIN Option Income Strategy ETF	0.95%	2/26/2025	3/7/2025	3/11/2025	3/11/2027
Bitwise MARA Option Income Strategy ETF	0.95%	2/26/2025	3/7/2025	3/11/2025	3/11/2027
Bitwise MSTR Option Income Strategy ETF	0.95%	2/26/2025	3/7/2025	3/11/2025	3/11/2027
Bitwise GME Option Income Strategy ETF	0.95%	6/4/2025	6/5/2025	6/9/2025	6/9/2027